August 7, 2019

VIA EDGAR AND E-MAIL

Heather Clark
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Mail Stop 3561
Washington, DC 20549-3561

Re:    Genuine Parts Company
Form 10-K for the Year Ended December 31, 2018 Filed February 25, 2019
File No. 001-05690

Dear Ms. Clark:

Reference is made to the comments made by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in a letter dated July 29, 2019 to Carol B. Yancey of Genuine Parts Company (the “Comment Letter”) regarding the Company’s Form 10-K for the year ended December 31, 2018, filed with the Commission on February 25, 2019. In this letter, references to “we,” “our,” “us” and the “Company” refer to Genuine Parts Company. Below please find our responses, which follow the Staff’s comments as set forth in the Comment Letter.

Form 10-K for the Year Ended December 31, 2018
Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Measures, page 21

1.
We note that your current disclosure about the usefulness of your non-GAAP measures indicates that you believe that the presentation of adjusted net income and adjusted net income per common share is indicative of the company's core operations. Please revise to provide a more substantive discussion of how your non-GAAP measures are useful to investors. Refer to Item 10(e)(1)(i)(C) of Regulation S-K. Earnings releases on Forms 8-K should be similarly revised.

Response

The Company respectfully advises the Staff that it will revise its non-GAAP measures in future filings with the Commission, including future earnings releases furnished on Form 8-K. The Company's intended disclosure is set forth below, with the new disclosure underlined for ease of the Staff’s review.

Non-GAAP Measures
The following table sets forth a reconciliation of net income and diluted net income per common share to adjusted net income and adjusted diluted net income per common share to account for the impact of these adjustments. The Company believes that the presentation of adjusted net income and adjusted net income per common share, which are not calculated in accordance with generally accepted accounting principles in the U.S. (“GAAP”), when considered together with the corresponding GAAP financial measures and the reconciliations to those measures, provide meaningful supplemental information to both management and investors that is indicative of the Company's core operations. The Company considers these metrics useful to investors because they provide greater transparency into management’s view and assessment of the Company’s ongoing operating performance by removing items management believes are not representative of our continuing operations and may distort our longer-term operating trends. We believe these measures to be useful to enhance the comparability of our results from period to period and with our competitors, as well as to show ongoing results from operations distinct from items that are infrequent or not associated with the Company’s core operations. The Company does not, nor does it suggest investors should, consider such non-GAAP financial measures in isolation from, or as a substitute for, GAAP financial information.

Item 9A. Controls and Procedures
Management’s conclusion regarding the effectiveness of disclosure controls and procedures, page 27

2.
We note in the first paragraph of this section that you discuss management's evaluation of the effectiveness of disclosure controls and procedures, however, the conclusion references your internal control over financial reporting instead of disclosing the conclusion of the effectiveness of your disclosure controls and procedures. Please amend the filing to disclose the conclusion of your principal executive and principal financial officers regarding the effectiveness of the company's disclosure controls and procedures as of the end of the period covered by the report. In doing so, please ensure that your certifications reference the Form 10-K/A. and are currently dated. Refer to Item 307 of Regulation S-K. Your Form 10-Qs for the quarters ended March 31, 2019 and June 30, 2019 should be similarly amended.

Response

The Company respectfully advises the Staff that it will amend its Form 10-K for the year ended December 31, 2018 and Form 10-Qs for the quarters ended March 31, 2019 and June 30, 2019 promptly following resolution of the Staff’s comments in the Comment Letter. The Company notes the Staff’s comment and will provide an explanatory note at the beginning of the Form 10-K/A and 10-Q/As and include all updated certifications that will be currently dated and refer to the amended filings.

The Company's intended 10-K/A disclosure is set forth below, with the revised disclosure underlined for ease of the Staff’s review. This revision is a subsection of Item 9A and the remaining part of Item 9A is unchanged. The Company will amend the Form 10-Qs for the quarters ended March 31, 2019 and June 30, 2019 similarly to the language revised in the 10-K/A.

ITEM 9A.    CONTROLS AND PROCEDURES.
Management’s conclusion regarding the effectiveness of disclosure controls and procedures
As of the end of the period covered by this report, an evaluation was performed under the supervision and with the participation of the Company’s management, including the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), of the effectiveness of the Company’s disclosure controls and procedures, as such term is defined in SEC Rule 13a-15(e). Based on that evaluation, the Company’s management, including the CEO and CFO, concluded that due to a material weakness in internal control over financial reporting, the Company’s ~~internal control over financial reporting was~~ disclosure controls and procedures were not effective as of December 31, 2018. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.
There were no material errors in the financial results or balances identified as a result of the control deficiencies, and there were no restatements of prior period financial statements and no change in previously released financial results were required as the result of these control deficiencies.
Notwithstanding the identified material weakness, management, including our CEO (principal executive officer) and CFO (principal financial officer), believes the consolidated financial statements included in this Annual Report on Form 10-K fairly represent in all material respects our financial condition, results of operations and cash flows at and for the periods presented in accordance with the United States Generally Accepted Accounting Principles ("U.S. GAAP").

Financial Statements
Notes to Consolidated Financial Statements
2. Revenue Recognition, page F-13

3.	Please disclose the nature and amount of any contract assets and contract liabilities along with the applicable disclosure requirements in ASC 606-10-50-8 through 10.

Response

The Company’s understanding is that ASC 606 defines a contract asset as an entity’s right to consideration in exchange for goods or services that the entity has transferred to a customer when that right is conditioned on something other than the passage of time (for example, the entity’s future performance). Further, ASC 606 defines a contract liability as an entity’s obligation to transfer goods or services to a customer for which the entity has received consideration (or the amount is due) from the customer.

The Company respectfully advises the Staff that in substantially all of its customer contracts, the Company bills its customers and recognizes revenue for goods and services when control over those goods and services transfers to its customers.  Additionally, only very rarely does the Company receive advance payments from its customers (payment before goods are delivered or services are performed.)  Any amount of contract assets and liabilities of the Company are de minimis. Because those amounts are de minimis, we do not provide the disclosures required by ASC 606-10-50-8 through 10.

We appreciate the Staff’s comments and understand that the purpose of the Staff’s review process is to assist us in our compliance with the applicable disclosure requirements and to enhance the overall disclosures in our filings with the Commission. We acknowledge that we are responsible for the adequacy and accuracy of the disclosures in our filings with the Commission, notwithstanding any review, comments, action or absence of action by the Staff. In addition, we acknowledge that the Staff’s comments or changes to our disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing. Moreover, we acknowledge that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (678) 934-5044 should you have any questions or require additional information.

Sincerely,

/s/ Carol Yancey
Carol Yancey Executive Vice President and Chief Financial Officer

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